Mail Stop 6010
Via Facsimile and U.S. Mail

August 3, 2006

Mr. John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

> **Re: Protective Life Corporation**
> **Form 10-K for fiscal year ended December 31, 2005**
> **Form 8-K as filed on June 26, 2006**
> **File No. 001-11339**

Dear Mr. Johns:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1. Your presentation of segment revenues in MD&A appears to be inconsistent with disclosure in Note 9, Operating Segments. For example, in MD&A you disclose the financial measure, "operating revenues", instead of "revenues" as presented in the consolidated statements of income and Note 9. Revenues for the annuities and stable value segments shown in MD&A differ from the corresponding amounts shown in Note 9. Please provide us a revised discussion in disclosure-type format that removes or explains these inconsistencies. Also, your MD&A excludes a discussion of revenues for the corporate and other segment, which approximated

10% of total revenues. Please provide us a discussion of the changes in corporate and other segment revenues in a disclosure-type format.

Life Marketing

2. You state that a portion of allowances for ceded reinsurance are deferred and a portion is recognized immediately. Please provide in disclosure-type format an expanded discussion of how you determine reinsurance allowances that are deferred. Quantify the amount of these allowances, distinguishing between the portion deferred and recognized immediately, for each period presented. Also, quantify the net impact on your operating results from reinsurance ceded activities for each period presented.

Liquidity and Capital Resources

Contractual Obligations

3. "Policyholder obligations," as presented in your table of contractual obligations, total $13,863,096 and appear to approximate "policy liabilities and accruals" in the consolidated balance sheet, which you compute using the net level method. Since this method considers future net premiums in the reserve determination, we are unable to determine if the "policyholder obligation" amounts represent only future payment obligations or an amount reduced by future net premiums which we do not believe would be appropriate given the intent of Item 303 (a)(5) of Regulation S-K. Please explain to us in disclosure-type format how you determined the "policyholder obligation" amounts presented in this table. Also, in your response, confirm to us that you will revise the format of this table to the guidance in Item 303 (a) (5) by adding a total column and revising the column headings.

Form 8-K as filed on June 26, 2006

Exhibit 99.2 Unaudited Pro Forma Financial Information

4. Please confirm for us, if true, that in management's opinion the preliminary allocation of cost is not expected to materially differ from the final allocation. Otherwise, provide us with information that shows the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

Note 3. Pro Forma Adjustments, page 6

5. Please provide a schedule showing the calculation of the purchase price and its allocation to specific identifiable tangible and intangible assets and liabilities.

6. Pro forma footnote disclosures should be sufficiently detailed to understand your basis for the adjustment and how the adjustment was computed. You do not appear to have described the basis for the assumptions involved in determining certain pro forma adjustments. Please explain to us and quantify these assumptions, particularly those relating to your determination of VOBA at March 31, 2006, including the pro forma adjustments for related amortization.

7. Please provide to us an expanded description of pro forma adjustment (c), particularly the $434.1 million adjustment to policy liabilities and accruals. Quantify the amount of pro forma VOBA at March 31, 2006. Explain why VOBA was reduced for the ceding commission received from Wilton Re but not those received from AFLIAC. Quantify the adjustments to sales inducement assets and liabilities and the respective pro forma balances at March 31, 2006.

8. Please provide to us an expanded description of your planned reinsurance arrangements with AFLIAC and Wilton Re, including the effective date and primary terms of these reinsurance arrangements (e.g. retention limits for excess of loss reinsurance). Describe in greater detail your accounting for these reinsurance arrangements as reflected in your pro forma adjustments, e.g. adjustments (l), (v), (z) and (ab). For example, you do not describe the basis for recognizing ceding commission revenue or why no adjustment appears to have been made to reinsurance recoverables to reflect these arrangements. Describe your basis for determining these proforma adjustments, including the applicable technical guidance upon which you relied.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant